Exhibit 99.1

Global Mofy AI Limited Announces Effective Date of Reverse Stock Split

BEIJING, June 9, 2026 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets, today announced that it has resolved to effect a reverse stock split of the Company’s class A ordinary shares and class B ordinary shares and has determined the ratio to be 1-for-50. At the Company’s annual meeting of shareholders held on January 5, 2026, the Company’s shareholders approved a reverse stock split at a ratio of not less than 1-for-2 and not more than 1-for-500 and granted the Company’s Board of Directors the authority to determine the exact split ratio. On May 26, 2026, the Company’s Board of Directors determined the ratio to be 1-for-50. GMM’s class A ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split on June 11, 2026 under the existing ticker symbol “GMM”. The new CUSIP number of the Company’s class A ordinary shares will be G3937M205.

When the reverse stock split is effective, every fifty shares of the Company’s class A ordinary shares, par value at $0.00003 per share issued and outstanding as of the effective date will be automatically combined into one class A ordinary shares, par value at $0.0015 per share, and every fifty shares of the Company’s class B ordinary shares, par value at $0.00003 per share issued and outstanding as of the effective date will be automatically combined into one class B ordinary shares, par value at $0.0015 per share. This will reduce the number of outstanding class A ordinary shares of GMM from approximately 89.58 million to approximately 1.79 million and the number of outstanding class B ordinary shares of GMM from approximately 8.17 million to approximately 0.16 million.

No fractional shares will be issued in connection with the reverse stock split. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive one full share.

Additional information concerning the reverse stock split can be found in GMM’s notice of annual general meeting filed with the Securities and Exchange Commission on December 17, 2025.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 150,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, our ability to keep pace with new technology and changing market needs, and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Limited

Investor Relations Department

ir@mof-vfx.com